Additional Listing upon the Exercise of Warrants

1.	Details : New shares were issued upon the exercise of warrants attached to the overseas bonds with warrants which were issued on February 22, 2002.

• Exercise price: KRW 5,917 per share

2. Type and number of newly issued shares : a total of 2,273,078 registered common shares (par value: KRW 5,000)

3. Total number of shares outstanding after the issuance : 235,009,087 shares

4. Expected listing date : January 26, 2007